INVEST IN **WOODS BEER & WINE**

Invest in the Bay Area: Homegrown Beer, Wine, & Taprooms Expanding



woodsbeer.com/community-club   San Francisco CA

LEAD INVESTOR

Bryan Valverde

In my 25 years of restaurant and commercial construction experience, I've worked with a number of visionaries in the food and beverage industry including James Beard award winning chef, Charles Phan of Slanted Door, and I see something very special in what Jim and his team are building. Woods Beer & Wine Co. has great products and an even better vision to grow their brand in San Francisco. Their taproom focused approach is the best way to build a brand in today's challenging marketplace. They have picked the best real estate in San Francisco and a compelling site for their newest location in San Anselmo - the community can't wait for Woods to open. I am very excited to help Woods Beer & Wine Co. realize their dream of a brewpub, winery and distillery in San Anselmo as their general contractor, and to help them realize their vision of growing the premier beer brand in the San Francisco Bay Area as lead investor. Thanks!

Invested $100,000 this round

Highlights

1. Woods Beer & Wine Co. is an award-winning brewery fast becoming the signature beer of San Francisco.
2. A family of 5 taprooms in SF with one on the way in San Anselmo and another to be announced.
3. Pioneer of the hub and spoke distribution model in SF, with a brewery / winery on Treasure Island.
4. 2018 expansion into natural wine brand quickly gaining traction with recent Whole Foods approval.
5. Over $2.8M in T12 sales, a 34% Retail EBITDA margin, and 22% SSS YoY growth
6. Previously raised on the same terms and most investors successfully converted in a $1M Series A
7. Offering investors convertible note with a 20% discount on conversion

Our Team



Jim Woods
CEO

15-year industry veteran & longtime homebrewer | Former Chair, Current Board Member, of the California Craft Brewers Association | Deutsche Bank Financial Analyst for 4 years | UCSD graduate | Proud SF native and father of 2, with another on the way!



Matt Coelho
Co-Founder

Co-Founder of Brumaire Natural Wine Fair| Licensed Professional Engineer (Civil) in California | LEED© Accredited Professional | MS Structural Engineering, Stanford | BS, Civil & Environmental Engineering, Carnegie Mellon University | RYA Yachtmaster®



Kyle Jeffrey Winemaker

14 years Winemaking Experience at wineries including Henri Cruchon, Rudd, Three Sticks, Claiborne & Churchill, Bluxome St, and his own award-winning winery, Minus Tide | BS in Wine & Viticulture, Cal Poly

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Crafted by and for the Bay

Woods Beer & Wine Co. is a family of bars, brewpubs, and wineries around the San Francisco Bay Area. We make creative, small-batch beer and wine inspired by nature, place, and tradition.

Woods encompasses retail and wholesale markets, distributing beer and wine made at our production headquarters on Treasure Island production headquarters to our retail partners as well as our network of neighborhood-focused taprooms across the Bay Area.




WOODS
Retro
Pilsner
ISLAY
YERBA
MATE
IPA
Morpho
Local
Honey
FREEZE
POP

Which brings us to this raise.

Our Woods empire continues to expand, and we are soon opening 2 new taprooms: one in San Anselmo and another in a top -secret location we can't announce yet. We're offering our community a chance to be a part of our future.

In 2015, we converted the majority of convertible debt holders from a previous raise on the same terms in a $1M Series A round. By investing in Woods Beer & Wine Co., you're not only gaining the potential upside of a Bay Area staple; you're also supporting a homegrown dream.

Did We Call It an Empire?

We did.

Wood Beer & Wine Co. began in 2012 as Woods Cerveceria, a tiny brewpub on the corner of Dolores Park.

We quickly gained a reputation for our hospitality, community events like our annual Girl Scout Cookie-inspired beer party (more on that later), and, most of all, for our unconventional brews flagshipped by MateVeza, an IPA brewed with yerba mate.

Now Woods has taprooms all over SF full of creative, small-batch beer as well as our line of natural wines. Each serves simple, takeout-friendly food like empanadas or pizzas in partnership with our community of local restaurants and makers.



Our beers, wines, and bars are explorations close to home: welcoming but unexpected, made to share, and deeply rooted here. We're fueled by where—and who—we are.

We've made a name for ourselves and our family of taprooms was included in **The 16 Best San Francisco Breweries to Try Right Now** this year by Thrillist and **Top Breweries in the Bay Area** by SF Chronicle. We also won multiple awards including Gold at the **World Beer Cup** and the **Brewers Cup of California**.


WORLD
BEER
CUP
2022
GOLD AWARD
EXPERIMENTAL BEER


Divine
Origins

Woods is a crew of creative brewers and winemakers, adventurous drinkers, and unique Bay Area bars. We are a proud part of California's inspiring community of makers, chefs, artists, and business owners: an empire built by and for our community.

Hub & Spoke Structure

Woods pioneered the and spoke model in the San Francisco Bay Area, with a production headquarters that distributes our beer and wine to a network of proprietary taprooms.

Our hub on Treasure Island is ready to support additional spokes without additional fixed personnel or location costs. In fact, the addition of San Anselmo and the Top Secret taprooms will add significant incremental revenue and free cash flow by enabling our Treasure Island brewery to double its production volume.


BREWERY & WINERY: TREASURE ISLAND
WOODS
• 15 BBL production brewery with 3,000 BBLs per year capacity and room to expand.
• 150 HL wine press, 5 concrete fermenters with 3,200 case capacity.
• 8,720 SF with ample cold storage


OVERVIEW
WOODS
Woods Beer & Wine
We make creative beer and wine inspired by nature, place, and tradition at our production brewery and winery on San Francisco's Treasure Island.
Founded by Jim Woods in 2006 with MateVeza, an IPA brewed with yerba mate.
Distributes 5 core beers & a variety of special releases in cans, bottles & kegs.
Began making natural wine in 2018. Packaging in cans, bottles & kegs.
Highly functional Treasure Island production brewery & winery poised for expansion.
Woods Retail
Our strategically located family of bars, brewpubs, and wineries around the Bay Area serving our unconventional beers in unique, welcoming environments.
Cervecería, our first location, adjacent to Dolores Park, opened in SF in April of 2012.
Opened taprooms in Russian Hill in 2014, Sunset in 2017 & Lower Haight in 2020.
Brought production to Treasure Island in 2016 and a new taproom in 2022. Newest location in San Anselmo slated for 2023.
$3.0M annualized revenue in Sept. 2022, 34% EBITDA margin for retail operations.

A Family of Taprooms

Our beers and wines reflect their home, and so do our bars. We now have 5 locations around the Bay, each a unique reflection of its neighborhood.

All of our locations adhere to our tradition of high quality beer, wine, and service.


Woods Cervecería
MISSION, SAN FRANCISCO
Woods Outbound
OUTER SUNSET, SAN FRANCISCO
Woods Polk Station
RUSSIAN HILL, SAN FRANCISCO


Woods Lowside
LOWER HAIGHT, SAN FRANCISCO
Woods Island Club
TREASURE ISLAND, SAN FRANCISCO
Woods San Anselmo
DOWNTOWN, SAN ANSELMO

Collectively, they bring in over $2.8M in T12 sales and 34% Retail EBITDA margin, with 22% SSS YoY growth. We've figured out what works in each unique neighborhood we enter, making future expansions easy iterations of the same proven process.

Next Stop: San Anselmo — And Lovely's Is Joining the Party

Woods Beer & Wine is coming to San Anselmo in Marin County! We'll be breaking ground on a new brewpub restaurant and distillery at **647 San Anselmo Avenue** at the end of 2023. This will be our sixth taproom, and our largest at 3,800 square feet.


SAN ANSELMO: BREWPUB & DISTILLERY
WOODS
647 San Anselmo Ave, San Anselmo — opening in Spring 2023.
Prime corner location with 3,800 SF in downtown San Anselmo.
Excellent foot traffic in high density area with great visibility.
Red Hill Ave
WOODS
Coming Soon to San Anselmo

In keeping with our tradition of neighborhood-focused design and service, we noticed a lack of good-old burgers and fries among the many great eateries already on San Anselmo Ave. Of course we had to fix that — so we invited one of our local favorites, **Lovely's**, to run our kitchen. Lovely's consistently draws hours-long lines at its Oakland location, and the hype for a San Anselmo spot is already building, with **a report on the partnership in the San Francisco Chronicle**.

FOOD // WINE, BEER & SPIRITS

Burger sensation and experimental craft brewery team up for big new Bay Area location

Esther Mobley
March 9, 2023 | Updated: March 9, 2023 12:26 p.m.


WOODS
Retro
Pilsner
LOVELY'S

Lovely's, the popular East Bay burger maker, will be the kitchen partner of a new Woods Beer Co. taproom in San Anselmo.
Courtesy Jessica Goss


SAN ANSELMO: CONCEPT
WOODS
Installing roll up doors along exterior walls to create open air patio.
Brewing, winemaking & distilling on-site serving beer, wine & liquor.
Full kitchen for fast-casual restaurant focusing on local & organic fare.



Construction and permitting in the space — a former Salvation Army — are ongoing, but we're in the process of replacing walls with large roll-up doors, to create an airy, open patio. We're on track for a Q1 2024 opening and can't wait to raise a glass with our new neighbors.


SAN ANSELMO: INVESTOR PERKS
WOODS
• Exclusive use of investor tables and areas.
• Quarterly private investor parties with complimentary food & beverages.
• Investor discounts on food, beverages & private event booking.

More Than Beer & Wine (But Also Still Beer & Wine)

While Woods is more than beer and wine, beer and wine are what bring us together at the bar, the brewery, and the winery.

Since 2006, we've been making adventurous beers for curious drinkers. There's truly a Woods beer for every palette from light lagers to sours and IPAs. We continue to explore and experiment, constantly creating new kinds of flavors and new kinds of brews, like our famous Girl Scout Cookie-inspired beers (**released every March**).


PRODUCT - BEER
WOODS
Woods Beer in Cans
Market-tested recipes—developed incorporating brewpub customer feedback over 10 years—are now in large-scale production on Treasure Island.
Retro Pilsner
The Fuzz
Local Honey
Great Highway
Morpho
Crusoe
Craft Beer Market
• Defined as small (<6M BBL), independent & TTB brewing license.
• $26.8 billion industry ($100 billion overall beer market) with 7.9% growth in 2021.

Continuing on tradition of creativity, we began making natural wine in 2018 with organic and biodynamic grapes with native yeast, minimal intervention, and no fining or filtration. We expect significant growth of Woods wine as we continue to see increasing demand in our taprooms and we received approval for Whole Foods - Northern California in June 2023.


PRODUCT - WINE
WOODS
Woods Wine
We purchase organic grapes from California vineyards, process at our winery on Treasure Island, and package in kegs, cans, and bottles.
Natural Wine Market
• An exciting growth category of wines made with organic fruit and minimal intervention winemaking.


• Organic wine increased 21% by dollars and 17% by volume from March 2017 to March 2021.

We are proud of our creations and we delight in every adventurous sip. Our beer and wine reflect our company values: curiosity, adventure, and experimentation in the pursuit of a good time.

Keep Distribution Simple

Currently, Woods Beer & Wine uses a self-distribution model, leveraging our own taprooms as high-margin, consistent points of sale.


DISTRIBUTION
WOODS
Retail
Will distribute kegs and cans to all Woods Beer & Wine retail locations.
Excellent draft margins by selling beer & wine at retail on-premise.
Off-premise sales at all locations provides high-margin source of incremental revenue and branding opportunities.
Sale of food and Woods merchandise provides incremental revenue.
Distribution
Self-distribution model, which provides higher margins and stronger connection to customers.
Began on-premise self-distribution to outside bars and restaurants in 2018.
Will leverage on-premise retail presence to sell at off-premise accounts including local chains and independent retailers.
With strategically located retail outlets as distribution hubs, will pursue direct-to-consumer sales in long-term.

Our hub on Treasure Island is ready to operate on all 8 cylinders and we plan to continue our empire expansion indefinitely. Our high-level goal is to be THE beer of the SF Bay Area. Our retail approach is similar **McMenamin's** in the Pacific Northwest with 60+ brewpubs.


RETAIL & DISTRIBUTION STRATEGY
WOODS
• Will secure additional retail locations in the Bay Area. Potential retail network in 2027 inset left.
• Retail ownership guarantees access to shelf space and draft handles.
• Self distribution yields much higher margins than utilizing distributors and stronger branding and connection to community.
• Six current locations, two new retail locations each year.
• Similar strategy to McMenamin's, a network of 60 brewpubs throughout Oregon & Washington.
• Will leverage brand awareness from retail locations to drive wholesale sales.

Who's at the Helm?





Jim Woods is the founder and CEO of Woods Beer & Wine Co. Jim's brewing career started early, when he opened a clandestine homebrewing operation in his parent's garage. For Jim, a taste of that first batch of beer was revelatory. With one sip, a passion blossomed, and years later after 5 years in commercial real estate investment banking, so did a business. Jim went pro in 2006, releasing MateVeza, the first yerba mate beer.

With over 15 years of experience working with distributors and retailers and serving as chair of the California Craft Brewers Association, Jim is uniquely qualified to build a beer brand in California.

Consumer Product Advisor, PJ Nora

PJ Nora is a key investor and advisor to Woods Beer & Wine Co. He co-founded KCA, a private equity firm, in 1993 with Sedge Dienst. Mr. Nora currently sits on the board of Equator Coffees and Teas, LLC, Memorang, Inc., Estate Cheese Group, LLC (Sonoma Creamery) and Silicon Valley Colocation, LLC. He is also a managing member of an affiliate of KCA Partners which makes non-control investments in a variety of companies.

Mr. Nora's deep expertise in consumer products makes him an invaluable source of guidance for the development of our beer and wine brands.


MANAGEMENT & ADVISORS

Jim Woods, Founder & CEO

- Longtime homebrewer and industry veteran.
- Intensive Brewing Science program graduate at UC Davis and Certified Cicerone®.
- First recipient of Sam Adam's "Experienceship" mentorship program and microloan.
- Financial analyst at Deutsche Bank for 4 years.
- 15 years of experience working with beer distributors, retailers, and investors.
- Current California Craft Brewers Association Board President.

PJ Nora, GP at KCA Partners, Investor & Advisor

- 30 years of private equity investment experience including many consumer products companies.
- Currently sits on the board of Equator Coffee and Sonoma Creamery.
- Member of the board of directors of the DAPER Fund at Stanford University.



Keeping It Local

Locally made and locally enjoyed, our beer, wine, and taprooms are created in and for the Bay. Let's keep it that way.


WOODS BEER & WINE
530

We're expecting considerable growth over the next 5 years as we expand our reach, and plan to increase our operational budget to rise to our potential.

This $2M of operating capital will go to new taprooms and new staff, as well as an expanded marketing campaign.

We are offering a convertible note at 8% interest with an opportunity to convert into equity at a 20% discount. We raised investment under the same terms, and the majority of investors successfully converted into our $1M Series A fundraising round that closed in 2015. We also closed a $1M Series A-2 in 2018 and hope to convert this convertible round prior to the note expiration in January 2028.



We hope you join us as we forge new adventures through the foamy seas, with the Bay Area as our beloved home port. Cheers to the future and to the Bay!

THANK YOU.

WOODS
BEER & WINE CO.

Jim Woods Founder & President